UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

GameStop Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

36467W109

(CUSIP Number)

KURTIS J. WOLF HESTIA CAPITAL MANAGEMENT, LLC 175 Brickyard Road, Suite 200 Adams Township, Pennsylvania 16046 (724) 687-7842	JOHN C. BRODERICK PERMIT CAPITAL, LLC 100 Front Street, Suite 900 West Conshohocken, Pennsylvania 19428 (610) 941-5025

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		948,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

948,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

948,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.46%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,355,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,355,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,355,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.09%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,355,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,400
	10	SHARED DISPOSITIVE POWER

1,355,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,376,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.13%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL ENTERPRISE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,744,031
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,744,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.24%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,744,031
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,744,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.24%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,744,031
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,744,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.24%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

JOHN C. BRODERICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		546,925
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,744,031
PERSON WITH	9	SOLE DISPOSITIVE POWER

546,925
	10	SHARED DISPOSITIVE POWER

2,744,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,290,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.08%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

ADAM DUKOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		49,150
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

49,150
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PAUL J. EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 36467W109

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

According to the preliminary voting results from the 2020 annual meeting of stockholders of the Issuer held on June 12, 2020 (the “2020 Annual Meeting”), as described in Item 4 below, Kurtis J. Wolf and Paul J. Evans were elected to the Board of Directors of the Issuer (the “Board”). Accordingly, each of Hestia Capital, Hestia LLC, Kurtis J. Wolf, Adam Dukoff and Paul J. Evans are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 5. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of Hestia Capital, Hestia LLC and Permit Enterprise were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The Shares beneficially owned by Messrs. Wolf Broderick, Dukoff and Evans were purchased with personal funds.

The aggregate purchase price of the 948,600 Shares beneficially owned by Hestia Capital is approximately $4,752,779, including brokerage commissions. The aggregate purchase price of the 406,500 Shares held in the SMAs which are deemed to be beneficially owned by Hestia LLC is approximately $2,084,876, including brokerage commissions. The aggregate purchase price of the 21,400 Shares beneficially owned by Mr. Wolf is approximately $161,208, including brokerage commissions. The aggregate purchase price of the 2,744,031 Shares beneficially owned by Permit Enterprise is approximately $21,278,434, including brokerage commissions. The aggregate purchase price of the 546,925 Shares beneficially owned by Mr. Broderick is approximately $3,751,752, including brokerage commissions.

The Shares purchased by Mr. Dukoff were purchased with personal funds in the open market. The aggregate purchase price of the 49,150 Shares beneficially owned by Mr. Dukoff is approximately $194,746, including brokerage commissions.

The Shares purchased by Mr. Evans were purchased with personal funds in the open market. The aggregate purchase price of the 5,000 Shares beneficially owned by Mr. Evans is approximately $22,300, including brokerage commissions.

11

CUSIP No. 36467W109

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

According to the preliminary voting results from the 2020 Annual Meeting, Kurtis J. Wolf and Paul J. Evans were elected to the Board at the 2020 Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 64,758,910 shares outstanding as of June 2, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 9, 2020.

A.	Hestia Capital
(a)	As of the close of business on June 11, 2020, Hestia Capital beneficially owned 948,600 Shares.

Percentage: Approximately 1.46%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 948,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 948,600
(c)	The transactions in the Shares by Hestia Capital since the filing of Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.
B.	Hestia LLC
(a)	As of the close of business on June 11, 2020, Hestia LLC beneficially owned 406,500 Shares, which are held in SMAs. As the general partner of Hestia Capital, Hestia LLC may also be deemed the beneficial owner of the 948,600 Shares beneficially owned by Hestia Capital.

Percentage: Approximately 2.09%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,355,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,355,100
(c)	The transactions in the Shares by Hestia LLC since the filing of Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 36467W109

C.	Kurtis J. Wolf
(a)	As of the close of business on June 11, 2020, Mr. Wolf beneficially owned 21,400 Shares, which are held jointly with his wife. As the managing member of Hestia LLC, Mr. Wolf may also be deemed the beneficial owner of the (i) 948,600 Shares beneficially owned by Hestia Capital and (ii) the 406,500 Shares held in SMAs that are beneficially owned by Hestia LLC.

Percentage: Approximately 2.13%

(b)	1. Sole power to vote or direct vote: 21,400
2. Shared power to vote or direct vote: 1,355,100
3. Sole power to dispose or direct the disposition: 21,400
4. Shared power to dispose or direct the disposition: 1,355,100
(c)	Mr. Wolf has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
D.	Permit Enterprise
(a)	As of the close of business on June 11, 2020, Permit Enterprise beneficially owned 2,744,031 Shares.

Percentage: Approximately 4.24%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,744,031
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,744,031
(c)	Permit Enterprise has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
E.	Permit LLC
(a)	Permit LLC, as the investment adviser of Permit Enterprise, may be deemed the beneficial owner of the 2,744,031 Shares owned by Permit Enterprise.

Percentage: Approximately 4.24%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,744,031
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,744,031
(c)	Permit LLC has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
13

CUSIP No. 36467W109

F.	Permit GP
(a)	Permit GP, as the general partner of Permit Enterprise, may be deemed the beneficial owner of the 2,744,031 Shares owned by Permit Enterprise.

Percentage: Approximately 4.24%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,744,031
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,744,031
(c)	Permit GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
G.	John C. Broderick
(a)	As of the close of business on June 11, 2020, Mr. Broderick beneficially owned 546,925 Shares, including 3,825 Shares held by his wife, of which Mr. Broderick maintains voting and dispositive power. As a partner of Permit GP, Mr. Broderick may also be deemed the beneficial owner of the 2,744,031 Shares beneficially owned by Permit Enterprise.

Percentage: Approximately 5.08%

(b)	1. Sole power to vote or direct vote: 546,925
2. Shared power to vote or direct vote: 2,744,031
3. Sole power to dispose or direct the disposition: 546,925
4. Shared power to dispose or direct the disposition: 2,744,031
(c)	Mr. Broderick has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
H.	Adam Dukoff
(a)	As of the close of business on June 11, 2020, Mr. Dukoff beneficially owned 49,150 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 49,150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 49,150
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Dukoff has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
14

CUSIP No. 36467W109

I.	Paul J. Evans
(a)	As of the close of business on June 11, 2020, Mr. Evans beneficially owned 5,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,000 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Evans has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

As of the close of business on June 11, 2020, the Reporting Persons collectively beneficially owned an aggregate of 4,726,606 Shares, constituting approximately 7.30% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the date hereof, Permit Enterprise holds $772,500 principal amount of unsecured 6.75% senior notes due March 15, 2021 (the “2021 Senior Notes”). The 2021 Senior Notes are not convertible into shares of Common Stock and do not contain voting rights.

On June 12, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Permit Capital Enterprise Fund, L.P., Permit Capital, LLC, Permit Capital GP, L.P. and John C. Broderick, dated June 12, 2020.

15

CUSIP No. 36467W109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its General Partner

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Director

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf Individually and as attorney-in-fact for Adam Dukoff and Paul J. Evans

16

CUSIP No. 36467W109

Permit Capital Enterprise Fund, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital, LLC

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital GP, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

/s/ John Broderick
John Broderick

17

CUSIP No. 36467W109

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 4

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

HESTIA CAPITAL PARTNERS, LP

Purchase of Common Stock	14,000	5.0100	05/06/2020
Purchase of Common Stock	28,000	4.0050	05/14/2020

HESTIA CAPITAL MANAGEMENT, LLC
(through the Separately Managed Accounts)

Purchase of Common Stock	4,000	5.0000	05/14/2020
Purchase of Common Stock	8,000	3.9975	05/14/2020